Consolidated Interim Financial Statements

For the nine months ended December 31, 2008 and 2007

(Unaudited)

In accordance with National Instrument 51-102, the Company discloses that its auditors have not reviewed the unaudited interim financial statements for the quarter ended December 31, 2008.

Consolidated Balance Sheets
Expressed in Canadian Dollars

	December 31, 2008	March 31, 2008
	Unaudited	Audited

Assets
Current
Cash and cash equivalents	$6,529,350	$6,553,101
Amounts receivable and prepaids	1,023,204	1,537,078
Inventory	674,302	1,015,886
	8,226,856	9,106,065
Property and equipment (Note 2)	13,219,330	29,381,949
Investments (Note 4)	64,756	-
	$21,510,942	$38,488,014

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$530,045	$1,595,026

Non-current
Future income tax	-	4,144,883
Asset retirement obligations (Note 5)	541,116	513,907
	1,071,161	6,253,816

Share capital (Note 6)	69,714,776	69,979,631
Contributed surplus	916,944	897,925
Deficit	(48,820,566)	(38,643,358)
	21,811,154	32,234,198
Accumulated other comprehensive loss (Notes 1 and 4)	(1,371,373)	-
	$21,510,942	$38,488,014

See accompanying notes.

Approved by the Board of Directors:

“Garth Johnson”	“Dan Brown”
Garth Johnson, Director	Dan Brown, Director

Consolidated Statements of Operations and Deficit
Expressed in Canadian Dollars
Unaudited

	Three months ended		Nine months ended
	December 31		December 31
	2008	2007	2008	2007

Revenues
Production revenue	$728,031	$1,238,819	$4,323,228	$2,921,973
Royalties	(31,203)	(54,766)	(185,582)	(141,422)
	696,828	1,184,053	4,137,646	2,780,551

Expenses
General and administrative	429,179	421,921	1,148,754	1,585,634
Depletion, depreciation and accretion	359,096	513,051	1,132,400	1,096,159
Directors & officers insurance	10,875	12,000	34,125	38,533
Foreign exchange	(573,099)	188,290	(478,270)	1,373,180
General exploration	(140)	87,712	16,923	479,892
Interest income	(48,183)	(71,308)	(127,538)	(371,579)
Legal settlement (Note 2)	(76,433)	9,127	(99,164)	(468,700)
Production costs	328,912	462,056	1,269,522	1,026,191
Sale of oil and gas property	-	(207,613)	-	(207,613)
Stock option compensation	6,339	22,817	19,019	68,451
Write-off of oil and gas properties	11,365,938	6,342,933	11,399,083	6,342,933
	(11,802,484)	(7,780,986)	(14,314,854)	(10,963,081)

Net loss for the period	(11,105,656)	(6,596,933)	(10,177,208)	(8,182,530)

Deficit, beginning of period	(37,714,910)	(32,249,040)	(38,643,358)	(30,663,443)

Deficit, end of period	$(48,820,566)	$(38,845,973)	$(48,820,566)	$(38,845,973)

Loss per share -basic	$(0.12)	$(0.07)	$(0.11)	$(0.09)
-diluted	$(0.12)	$(0.07)	$(0.11)	$(0.09)

Weighted average number of shares
outstanding	90,732,666	91,631,081	90,732,666	91,631,081

See accompanying notes.

Consolidated Interim Statements of Comprehensive Loss
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

	Three months ended		Nine months ended
	December 31		December 31
	2008	2007	2008	2007

Net loss for the period	$(11,105,656)	$(6,596,933)	$(10,177,208)	$(8,182,530)

Other comprehensive loss in the period
Fair value adjustment to financial instruments:
Investment (Note 4)	(100,453)	-	(1,371,373)	-
Comprehensive loss for the period	$(11,206,109)	$(6,596,933)	$(11,548,581)	$(8,182,530)

See accompanying notes.

Consolidated Statements of Cash Flows
Expressed in Canadian Dollars
Unaudited

	Three months ended		Nine months ended
	December 31		December 31
	2008	2007	2008	2007

Operating Activities
Net loss for the period	$(11,105,656)	$(6,596,933)	$(10,177,208)	$(8,182,530)
Changes for non-cash operating items:
Depletion, depreciation and accretion	359,096	513,051	1,132,400	1,096,159
Stock option compensation	6,339	22,817	19,019	68,451
Write-off of oil and gas properties	11,365,938	6,342,933	11,399,083	6,342,933
	625,717	281,868	2,373,294	(674,987)
Changes for non-cash working capital
accounts:
Amounts receivable and prepaids	481,756	(354,023)	513,874	(577,264)
Due to/from related parties	-	(50,000)	(21,897)	-
Accounts payable and accrued liabilities	16,537	(2,918)	43,059	(217,074)
Inventory	30,801	89,362	342,951	(3,538)
Cash provided by (used) in operating activities	1,154,811	(35,711)	3,251,281	(1,472,863)

Financing Activities
Issuance of common shares	(264,855)	-	(264,855)	-
Cash used in financing activities	(264,855)		(264,855)

Investing Activities
Purchase of property and equipment	(285,283)	(565,938)	(3,006,027)	(5,662,269)
Investment	(4,150)	-	(4,150)	-
Cash used in investing activities	(289,433)	(565,938)	(3,010,177)	(5,662,269)

Net increase (decrease) in cash during the	600,523	(601,649)	(23,751)	(7,135,132)
Cash and cash equivalents - beginning
of the period	5,928,827	6,892,312	6,553,101	13,425,795
Cash and cash equivalents – end of
the period	$6,529,350	$6,290,663	$6,529,350	$6,290,663

See accompanying notes.

Supplementary disclosures:
Interest received	$48,183	$71,308	$127,538	$371,579

Non-cash investing activities:
The Company incurred $464,968 in exploration expenditures which amounts were in accounts payable at December 31, 2008 (September 30, 2008: $584,900 and March 31, 2008: $1,551,111).

Notes to the Consolidated Interim Financial Statements
Nine Months Ended December 31, 2008
Expressed in Canadian Dollars
Unaudited

Note 1 – Accounting Policies and Basis of Presentation

The unaudited consolidated interim financial statements of TAG Oil Ltd. and its wholly owned subsidiaries have been prepared in accordance with generally accepted accounting principles in Canada, which were the same accounting policies and methods of computation as the audited consolidated financial statements as at March 31, 2008, with the exception of the changes discussed herein.

The disclosure which follows is incremental to the disclosure included in the annual consolidated financial statements. These interim financial statements to December 31, 2008 should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended March 31, 2008.

a) Capital Disclosures

Effective April 1, 2008 the Company adopted CICA Handbook Section 1535 that requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

Refer to Note 7

b) Financial Instruments

Effective April 1, 2008 the Company adopted CICA Handbook Section 3862, Financial Instruments - Disclosures and Section 3863 -Financial Instruments-Presentation which have replaced CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation. Sections 3862 and 3863 increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.

Refer to Note 8

c) International Financial Reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Note 2 – Property and Equipment

				Recoveries,
				Write-offs,
	Working	Net Book	Additions	Depletion and	Net Book Value
	Interest	Value at	During the	Depreciation	At December 31,
New Zealand	%	March 31, 2008	Period	During The Period	2008
Oil and Gas Properties
Proved
PMP 38156-S	30.50	$21,769,272	$1,121,304	$(16,591,851)	$6,298,725
Unproved
PMP 38153	15.00	32,911	4,452	-	37,363
PMP 38156-D	15.10	195,572	-	-	195,572
PEP 38738-S	30.50	-	-	-	-
PEP 38738-D	15.10	-	-	-	-
PEP 38741	-	-	13,356	(13,356)	-
PEP 38746	16.67	187,040	61,967	-	249,007
PEP 38748	33.33	24,839	52,568	-	77,407
PEP 38757	-	-	269	(269)	-
PEP 38758	100.00	-	23,566	(23,566)	-
PEP 38765	-	-	11,377	(11,377)	-
		22,209,634	1,288,859	(16,640,419)	6,858,074
Production equipment		7,144,016	809,355	(1,640,540)	6,312,831
Office equipment		28,299	37,348	(17,222)	48,425
Total		$29,381,949	$2,135,562	$(18,298,181)	$13,219,330

The Company’s oil and gas properties are located in New Zealand and its interests in these properties are maintained pursuant to the terms of exploration and mining permits granted by the national government. The Company is satisfied that evidence supporting the current validity of these permits is adequate and acceptable by prevailing industry standards in respect to the current stage of exploration on these properties.

For the quarter ended December 31, 2008, the Company received the results from the interim independent reserves assessment on its 30.5% interest in the Cheal Oil Pool, onshore Taranaki Basin, New Zealand. The independent report conducted as of December 31, 2008 assigned a net present value of US$3.9 million, using a 10% discount rate to TAG’s share of proved and probable reserves. In addition, gross proved and probable reserves estimates of the Cheal pool have been reduced from 2.783 million boe at March 31, 2008 to 510,000 boe. As a result the Company wrote-down the Cheal book value by $11,358,999. The Company also recovered $4,144,883 of estimated future income tax liabilities that were recorded for the Cheal field in a prior fiscal year.

During the quarter ended June 30, 2008, the Company and Austral Pacific Energy Ltd. (“Austral”) resolved a dispute related to the construction of the Cheal Production Station located on PMP 38156-S. The agreement to resolve the dispute required Austral to issue 2,273,000 common shares to the Company valued at NZ$2,000,240 and to pay the Company NZ$300,000 which was recorded as a recovery of capital expenditures on production equipment. The issuance of Austral common shares also includes six-month anti-dilution protection for the Company whereby the Company will be issued additional Austral common shares should Austral issue any shares at a price less than NZ$0.88 per share. On June 23, 2008, Austral completed a private placement at a price lower than NZ$0.88 and as a result, Austral issued the Company 757,303 additional shares. In addition, because the Cheal A7 well was completed successfully for production, Austral is required to pay the Company an additional US$250,000 equally over the next twelve months. During the period ended December 31, 2008, the Company received US$83,332 from Austral for the first four payments against the US$250,000 owing to the Company.

In May 2008, the Company signed a formal agreement with a subsidiary of New Zealand based Genesis Energy Limited to sell its 15.1% interest in PEP 38738-D and PMP 38156-D containing the Cardiff deep gas prospect for a combination of cash and a 1% royalty on any future production from both permits. The agreement is conditional to obtaining the consent of the Ministry of Economic Development in New Zealand.

During the quarter ended December 31, 2008 the Company assigned its interest in PMP 38153 to the operator of the permit. The assignment is conditional to obtaining the consent of the Ministry of Economic Development.

Refer to Notes 4 and 10

Note 3 – Related Party Transactions

The Company is of the view that the amounts incurred for services provided by related parties approximates what the Company would incur to arms-length parties for the same services.

The Company incurred $244,628 of its general and administrative expenses through DLJ Management Corp. (“DLJ”), a subsidiary of Trans-Orient Petroleum Ltd. (“Trans-Orient”). DLJ incurs certain general and administrative costs on behalf of the Company, Trans-Orient and AMG Oil Ltd. (“AMG”). Included in these general and administrative costs DLJ pays rent to a private company owned by an insider of TAG. Two directors of the Company are also employees of DLJ.

Trans-Orient and AMG are related to the Company through common directors and officers.

Pursuant to an agreement dated October 1, 2007, and as revised on July 1, 2008, the Company paid an insider of the Company $57,500 in consulting fees.

Pursuant to an agreement dated June 11, 2008, the Company paid a director compensation of $7,000.

Pursuant to an agreement dated October 1, 2007, the Company paid a consultant, that was previously a Director, $45,000 in fees.

Pursuant to an agreement with Trans-Orient dated January 1, 2008, the Company agreed to utilize Trans-Orient’s Chief Operating Officer as the Company’s technical consultant on an ongoing basis, by paying one-half of the $20,000 monthly compensation paid to Trans-Orients Chief Operating Officer.

Note 4 – Investments

At December 31, 2008, the Company’s ownership interests in investments accounted for under the cost method of accounting are as follows:

		March 31,			December 31,
	Number of	2008	Additions		2008
	Common	Carrying	During the	Comprehensive	Market
	Shares	Value	Period	loss	Value

Austral Pacific Energy Ltd.	3,030,303	$-	$1,431,979	$(1,371,373)	$60,606
Trans-Orient Petroleum Ltd.	45,000	-	4,150	-	4,150
		$-	$1,436,129	$(1,371,373)	$64,756

At December 3, 2008, the Company has a 5.03% ownership in Austral Pacific Energy Ltd.

In accordance with CICA 3855 the Company’s investments are recorded at market value at December 31, 2008.

Refer to Notes 2 and 3

Note 5 – Asset retirement obligations

The following is a continuity of asset retirement obligations for the nine months ended December 31, 2008:

Balance at March 31, 2008	$513,907
Accretion expense	27,209
Balance at December 31, 2008	$541,116

The Company’s asset retirement obligations result from net ownership interests in petroleum and natural gas development activity. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations to be approximately $984,501 which will be incurred between 2015 and 2020.

The fair value of the liability for the Company’s asset retirement obligation is recorded in the period in which it is incurred, using an inflation rate of 5% and discounted to its present value using a credit adjusted risk free rate of 8% and the corresponding amount is recognized by increasing the carrying amount of the oil and gas properties. The liability is accreted each period and the capitalized cost is depreciated over the useful life of the related asset using the unit-of-production method.

Note 6 – Share Capital

a) Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	Number	Stated
Issued and fully paid:	of Shares	Value
Balance at March 31, 2008	91,631,081	$69,979,631
Normal course issuer bid	(5,077,000)	(264,855)
Balance at December 31,2008	86,554,081	$69,714,776

During the period ended December 31, 2008, the Company launched a normal course issuer bid to purchase up to 7,583,858 of its common shares through the facilities of the TSX Venture Exchange. As of December 31, 2008, the Company has purchased 5,077,000 common shares for cancellation and return to treasury at an average price of $0.05 per share.

In December 2008, Shareholders of the Company approved the consolidation of the Company’s common shares on the basis of five common shares being consolidated into one common share.

b) Incentive Stock Options

The Company has a stock option plan for the granting of stock options to directors, employees and service providers. Under the terms of the stock option plan, the number of shares reserved for issuance as share incentive options will be equal to 10% of the Company’s issued and outstanding shares at any time. The exercise price of each option equals the market price of the Company’s shares the day prior to the date that the grant occurs less any applicable discount approved by the Board of Directors and per the guidelines of the TSX Venture Exchange. The options maximum term is five years and must vest over a minimum of eighteen months.

The following is a continuity of outstanding stock options:

	Number of	Weighted Average Exercise
	Options	Price (1)

Balance at March 31, 2008	1,260,000	0.77
Expired during the period	(375,000)	(0.42)
Granted during the period	225,000	0.25
Balance at December 31, 2008	1,110,000	0.76

The following summarizes information about stock options that are outstanding at December 31, 2008:

Number	Price	Weighted Average	Expiry	Options
of Shares	per Share	Remaining Contractual Life	Date	Exercisable
400,000	US$0.65	1.00	January 1, 2010	400,000
75,000	US$0.65	1.33	May 10, 2010	75,000
150,000	$1.30	1.83	November 22, 2010	150,000
325,000	$0.70	2.00	August 2, 2011	325,000
60,000	$0.52	2. 25	November 22, 2011	60,000
100,000	$0.25	4.58	August 1, 2013	Nil
1,110,000		1.81		1,010,000

The Company applies the Black-Scholes option pricing model using the closing market prices on the grant dates and to date the Company has calculated option benefits using a volatility ratio of 42% and a risk free interest rate of

3.5% to calculate option benefits. The fair value of the option benefit is amortized over the vesting period of the options, generally being eighteen months.

c) Income per share

Basic weighted average shares outstanding for the nine months ended December 31, 2008 was 90,732,666 (2007: 91,631,081) and diluted weighted average shares outstanding for the period was 91,842,666 (2007: 92,891,081). Stock options and share purchase warrants outstanding are not included in the computation of the diluted loss per share as the inclusion of such securities would be anti-dilutive.

Refer to Note 10

Note 7 – Capital Management

The Company’s primary objective for managing its capital structure is to maintain financial capacity for the purpose of sustaining the future development of the business and maintaining investor, creditor and market confidence.

The Company considers its capital structure to include shareholders’ equity and working capital. Management is continually monitoring changes in economic conditions and the risk characteristics of the underlying petroleum and natural gas industry. In the event that adjustments to the capital structure are necessary, the Company may consider issuing additional equity, raising debt or revising its capital investment programs.

The Company’s share capital is not subject to any external restrictions. The Company has not paid or declared any dividends since the date of incorporation, nor are any currently contemplated. There have been no changes to the Company’s approach to capital management during the period.

Note 8 – Financial Instruments

The nature of the Company’s operations expose the Company to credit risk, liquidity risk and market risk, and changes in commodity prices, foreign exchange rates and interest rates may have a material effect on cash flows, net income and comprehensive income.

This note provides information about the Company’s exposure to each of the above risks as well as the Company’s objectives, policies and processes for measuring and managing these risks.

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and to monitor market conditions and the Company’s activities. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and policies.

a) Credit Risk

Credit risk is the risk of financial loss to the Company if counterparties do not fulfill their contractual obligations. The most significant exposure to this risk is relative to the sale of oil production; the majority of all of the Company’s production is sold directly to one company by the operator of the permit on behalf of the Cheal joint venture. The Company is paid its share of oil sales, by the operator, immediately upon receipt of sale proceeds. The Company has assessed the risk of non-collection from the operator as a significant risk due to the operator’s financial condition.

Cash and cash equivalents consist of cash bank balances and short-term deposits maturing in less than 90 days. The Company’s short-term investments are held with a Canadian chartered bank and are monitored to ensure a stable return. The Company’s short-term investments currently consist of term deposits as it is not the Company’s policy to utilize complex, higher-risk investment vehicles.

The carrying amount of accounts receivable and cash and cash equivalents represents the maximum credit exposure. The Company does not have an allowance for doubtful accounts as at December 31, 2008 and did not provide for any doubtful accounts nor was it required to write-off any receivables during the nine months ended December 31, 2008. As at December 31, 2008 there were no significant amounts past due or impaired.

b) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its work commitments and other financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, to the extent possible, that it will have sufficient liquidity to meet its liabilities when due without incurring unacceptable losses or risking harm to the Company’s reputation.

The Company’s liquidity is dependent upon maintaining its current working capital balances, operating cash flows and ability to raise funds. To forecast and monitor liquidity the Company prepares operating and capital expenditure budgets which are monitored and updated as considered necessary. Expected future cash flow from the Cheal oil field currently exceeds operating costs and future capital expenditures. Considering these circumstances and the cash balance at December 31, 2008 of $6.529 million, the Company’s liquidity risk is assessed as low. As at December 31, 2008 the Company’s only financial liabilities are accounts payable and accrued liabilities of $530,045.

c) Market Risk

Market risk is the risk that changes in foreign exchange rates, commodity prices and interest rates will affect the Company’s cash flows, net income and comprehensive income. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns. The Company has been materially affected by changes to commodity prices and the affects on the Company’s cash flow and net income, during the 2009 fiscal year.

d) Foreign Currency Exchange Rate Risk

Foreign currency exchange rate risk is the risk that future cash flows, net income and comprehensive income will fluctuate as a result of changes in foreign exchange rates. All of the Company’s petroleum sales are denominated in United States dollars and operational and capital activities related to our properties are transacted primarily in New Zealand dollars and/or United States dollars with some costs also being incurred in Canadian dollars.

The Company currently does not have significant exposure to other currencies and this is not expected to change in the foreseeable future as the work commitments in New Zealand are expected to be carried out in New Zealand and to a lesser extent, in United States dollars.

e) Commodity Price Risk

Commodity price risk is the risk that future cash flows will fluctuate as a result of changes in commodity prices, affecting results of operations and cash generated from operating activities. Such prices may also affect the value of exploration and development properties and the level of spending for future activities. Prices received by the Company for its production are largely beyond the Company’s control as petroleum prices are impacted by world economic events that dictate the levels of supply and demand. All of the Company’s oil production is sold at spot rates exposing the Company to the risk of price movements.

The Company did not have any commodity price contracts in place as at or during the nine months ended December 31, 2008, however the Company does anticipate changes in commodity prices to affect results of operations. These commodity price decreases have negatively affected the value of the Company’s development property.

Refer to Note 2

f) Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company is exposed to interest rate fluctuations on its cash and cash equivalents which bear a floating rate of interest. The risk is not considered significant as the Company’s interest revenue is approximately 2% of total revenue.

The Company did not have any interest rate swaps or financial contracts in place as at or during the nine months ended December 31, 2008 and any variations in interest rates would not have materially affected net income.

g) Fair Value of Financial Instruments

The Company’s financial instruments as at December 31, 2008 included cash and cash equivalents, accounts receivable, investments and accounts payable and accrued liabilities. The fair value of the financial instruments with exception of the Company’s investments, approximate their carrying amounts due to their short terms to maturity. The fair value of the Company’s investments approximate their carrying value as they are recorded at market value at December 31, 2008.

The Company will assess at each reporting period whether financial assets, other than those classified as held-for-trading, are impaired. Any impairment loss will be included in net income for the period.

Note 9 – Comparative Figures

Certain of the prior period’s figures may have been reclassified in conformity with the current period’s financial statement presentation.

Note 10 – Subsequent Events

Property

Subsequent to the quarter ended December 31, 2008, the Company completed its previously announced sale of its15.1% interest in PEP 38738-D and PMP 38156-D (“Cardiff”) to a subsidiary of New Zealand based Genesis Energy for a combination of cash and a 1% royalty on any future production from both permits.

On February 7, 2009, the Company relinquished its interest in PEP 38758.

Share Capital

Effective February 4, 2009, the Company’s common shares began trading on a consolidated basis. Shareholders approved the consolidation of the Company’s common shares on the basis of five common shares being consolidated into one common share. As a result of the consolidation and the Company’s Normal Course Issuer Bid, the Company has 17,115,216 shares issued and outstanding as of February 17, 2009.

Note 11 – Segmented Information

The Company operates in one industry: petroleum exploration and production. It operates in two geographical regions, therefore information on country segments is provided as follows:

For the Nine Months Ended December 31, 2008	Canada	New Zealand	Total Company
Production revenue	$-	$4,323,228	$4,323,228
Royalty expenses	-	(185,582)	(185,582)
		4,137,646	4,137,646
Expenses:
General and administrative	765,240	383,514	1,148,754
General exploration	-	16,923	16,923
Production costs	-	1,269,522	1,269,522
Stock option compensation	19,019	-	19,019
Directors and officers insurance	34,125	-	34,125
Foreign exchange	(406,999)	(71,271)	(478,270)
Depletion, depreciation and accretion	3,722	1,128,678	1,132,400
	(415,107)	(2,727,366)	(3,142,473)
Other items
Interest income	107,888	19,650	127,538
Write-off of oil and gas properties	-	(11,399,083)	(11,399,083)
Legal settlement	-	99,164	99,164
	107,888	(11,280,269)	(11,172,381)
Net loss for the period	$(307,219)	$(9,869,989)	$(10,177,208)

Total assets	$5,308,869	$16,202,073	$21,510,942
Capital expenditures for the period	$-	$2,135,562	$2,135,562